RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

27 August 2008

SEC Mail
Mail Processing
Section

SEP 02 2008

Washington, DC
106

08004706

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Second Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the second quarter ended 30 June 2008 together with the Press Release in connection therewith.

(ii) Entitlement (Notice of Book Closure) - Interim Dividend.

(iii) General Announcement - Additional Estimated Value of Recurrent Related Party Transactions of a Revenue or Trading Nature.

Yours sincerely
RESORTS WORLD BHD.

PROCESSED
SEP 05 2008
THOMSON REUTERS

LOH BEE HONG
Company Secretary

dw 9/4

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

BURSA MALAYSIA

Financial Results

Initiated by **RESORTS WORLD - COMMON2** on **27/08/2008 05:47:25 PM**
Ownership transfer to **RESORTS WORLD** on **27/08/2008 05:47:31 PM**
Submitted by **RESORTS WORLD** on **27/08/2008 06:44:37 PM**
Reference No **RW-080827-5C79E**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A1 : Quarterly Report	
*** Financial Year End**	**31/12/2008**
*** Quarter**	**2 Qtr**
*** Quarterly report for the financial period ended**	**30/06/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

RWG-ANN 2Q08 (FINAL).pdf
RWB 1H08 Press Release Final (PDF).pdf

Remarks

A Press Release by the Company in connection with the Second Quarterly Report 2008 is attached above.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2008**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	1,240,769	1,031,878	2,332,692	2,095,732
2. Profit/(loss) before tax	511,325	389,030	906,718	724,446
3. Profit/(loss) for the period	384,172	305,736	681,435	543,284
4. Profit/(loss) attributable to ordinary equity holders of the parent	384,281	305,833	681,642	543,480
5. Basic earnings/(loss) per share (sen)	6.69	5.52	11.90	9.66
6. Proposed/Declared dividend per share (sen)	3.00	2.88	3.00	2.88

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	1.4200	1.4300

Remarks :

The computation of basic earning per share for current year quarter and current year to date is based on the weighted average number of ordinary shares of RM0.10 each in issue during the current quarter and the six months ended 30 June 2008 respectively, excluding the weighted average treasury shares held by the Company.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	29,557	18,242	53,137	33,825
2. Gross interest expense	0	1,110	0	2,590

Remarks :

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD

(No.58019-U)

PRESS RELEASE | **For Immediate Release**

RESORTS WORLD REPORTS SECOND QUARTER 2008 RESULTS

KUALA LUMPUR, 27 AUGUST 2008 - Resorts World Bhd ("Resorts World" or the "Group") today announced that its revenue for the second quarter ended 30 June 2008 grew by 20% to RM1,241 million as compared to the previous corresponding quarter. Net profits for the same corresponding quarter rose from RM306 million to RM384 million.

For the first half of the year ("1H08"), the Group recorded a net profit of RM681 million, representing a 25% increase from RM543 million in the previous corresponding period. Revenue for the same period grew from RM2,096 million to RM2,333 million.

The increase in revenue is driven mainly by the better underlying performance in the leisure and hospitality segment, arising primarily from better luck factor of the premium player business and continuing emphasis on yield management resulting in higher volume of business. Increase in net profits is mainly attributable to higher profitability in the leisure and hospitality business, foreign exchange gain on disposal of a long term investment and higher interest income. The Group declared 3.00 sen as an interim dividend for the financial year ending 31 December 2008.

Prospects for the leisure and hospitality industry in the second half of 2008 may be challenging. The continuing uncertain conditions and inflationary pressures will have an impact on overall consumer spending and may affect visitations to Genting Highlands Resort. Nevertheless, the Group will continue its focus on yield management and to maximise operational efficiency in all its business segments.

A summary table of the results is attached below.

SUMMARY OF RESULTS	1H2008 (RM million)	1H2007 (RM million)	Change 1H'08 vs 1H'07	2Q2008 (RM million)	2Q2007 (RM million)	Change 2Q'08 vs 2Q'07
Revenue						
Leisure & Hospitality	2,314.1	2,079.5	*11%*	1,228.4	1,027.0	*20%*
Property	3.2	2.3	*39%*	0.7	0.9	*-22%*
Others	15.4	13.9	*11%*	11.7	4.0	*+>100%*
	2,332.7	2,095.7	*11%*	1,240.8	1,031.9	*20%*
Profit before Tax						
Leisure & Hospitality	838.4	687.4	*22%*	467.1	339.0	*38%*
Property	(0.2)	0.8	*->100%*	(1.1)	0.2	*->100%*
Others	16.6	8.7	*91%*	15.5	3.5	*+>100%*
	854.8	696.9	*23%*	481.5	342.7	*41%*
Interest Income	53.1	33.8	*57%*	29.5	18.2	*62%*
Finance cost	(1.6)	(6.6)	*76%*	-	(3.1)	*->100%*
Share of results in jointly controlled entity and associate	0.4	0.3	*33%*	0.3	31.2	*-99%*
	906.7	724.4	*25%*	511.3	389.0	*31%*
Taxation	(225.3)	(181.2)	*-24%*	(127.2)	(83.3)	*-53%*
Profit for the financial period	681.4	543.2	*25%*	384.1	305.7	*26%*
Basic EPS (sen)	11.90	9.66	*23%*	6.69	5.52	*21%*

About Resorts World

Resorts World is one of the leading leisure and hospitality corporations in the world. Listed on Bursa Malaysia with a market capitalisation of over RM14 billion, it owns and operates Genting Highlands Resort ("GHR"), a premier leisure and entertainment resort in Malaysia. GHR with 10,000 rooms spread across 6 hotels, theme parks with over 50 fun rides and entertainment attractions, 170 dining and retail outlets, international shows and business convention facilities, was voted the World Leading Casino Resort (2005 and 2007) and Asia's Leading Casino Resort for four successive years (2005-2008) by World Travel Awards. In addition, Resorts World owns and operates the Awana hotel chain with 3 hotels in prime holiday locations in Malaysia.

Resorts World is a member of the Genting Group, one of Asia's leading and best managed multinationals. The Genting Group is the collective name for Genting Berhad and its subsidiaries and associates which have significant interests in the leisure & hospitality, power, plantation, property and oil & gas industries.

For editorial, please contact:
Mr. James Koh
Vice President, Corporate Affairs
Resorts World Bhd
Tel : 603 2333 3136
Fax : 603 2333 3132
Email : james.koh@genting.com

~ END OF RELEASE ~

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.resortsworld.com

SECOND QUARTERLY REPORT

Quarterly report on consolidated results for the six months ended 30 June 2008. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

	UNAUDITED INDIVIDUAL QUARTER Second quarter ended 30 June		UNAUDITED CUMULATIVE PERIOD Six months ended 30 June	
	2008 RM'000	2007 RM'000	2008 RM'000	2007 RM'000
Revenue	**1,240,769**	1,031,878	**2,332,692**	2,095,732
Cost of sales	**(725,266)**	(627,086)	**(1,389,215)**	(1,286,180)
Gross profit	**515,503**	404,792	**943,477**	809,552
Other income:				
- Gain on disposal of long term investment arising from foreign exchange translation	**19,102**	-	**19,102**	-
- Others	**34,706**	21,834	**62,428**	44,521
Other expenses	**(58,283)**	(65,699)	**(117,098)**	(123,394)
Profit from operations	**511,028**	360,927	**907,909**	730,679
Finance cost	**(1)**	(3,110)	**(1,644)**	(6,590)
Share of results in:				
- Jointly controlled entity	**298**	113	**453**	118
- Associate	**-**	31,100	**-**	(62,971)
Gain on dilution of equity investment in associate	**-**	-	**-**	63,210
Profit before taxation	**511,325**	389,030	**906,718**	724,446

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2008

	UNAUDITED INDIVIDUAL QUARTER Second quarter ended 30 June		UNAUDITED CUMULATIVE PERIOD Six months ended 30 June	
	2008 RM'000	2007 RM'000	2008 RM'000	2007 RM'000
Taxation	**(127,153)**	(83,294)	**(225,283)**	(181,162)
Profit for the financial period	**384,172**	305,736	**681,435**	543,284
Attributable to:				
Equity holders of the Company	**384,281**	305,833	**681,642**	543,480
Minority interest	**(109)**	(97)	**(207)**	(196)
	384,172	305,736	**681,435**	543,284
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen)	**6.69**	5.52	**11.90**	9.66
Diluted earnings per share (sen)	**6.64**	5.28	**11.77**	9.16

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2008

	Unaudited As at 30.6.2008 RM'000	Audited As at 31.12.2007 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,648,369	3,663,449
Land held for property development	186,117	186,117
Investment properties	16,780	17,910
Leasehold land use rights	94,901	95,471
Jointly controlled entity	1,647	1,194
Available-for-sale financial asset	957,021	1,505,362
Other long term investments	3,170	535,502
Long term receivables	10,102	9,241
	4,918,107	6,014,246
Current assets		
Inventories	61,126	59,099
Trade and other receivables	178,948	188,346
Amount due from other related companies	28,739	28,074
Short term investments	1,440,963	794,880
Bank balances and deposits	2,790,943	2,256,871
	4,500,719	3,327,270
TOTAL ASSETS	9,418,826	9,341,516
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	587,260	583,012
Reserves	8,126,357	8,083,134
Treasury shares	(554,377)	(477,185)
	8,159,240	8,188,961
Minority interests	7,534	7,741
TOTAL EQUITY	8,166,774	8,196,702
Non-current liabilities		
Other long term liabilities	92,564	95,226
Deferred taxation	212,483	202,984
	305,047	298,210
Current liabilities		
Trade and other payables	426,148	492,177
Amount due to holding company	15,553	13,187
Amount due to other related companies	62,850	46,384
Amount due to jointly controlled entity	283	176
Short term borrowings	76,350	175,058
Taxation	213,268	119,622
Dividend payable	152,553	-
	947,005	846,604
TOTAL LIABILITIES	1,252,052	1,144,814
TOTAL EQUITY AND LIABILITIES	9,418,826	9,341,516
NET ASSETS PER SHARE (RM)	1.42	1.43

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Attributable to equity holders of the Company								
	Share Capital RM'000	Share Premium RM'000	Fair Value Reserve RM'000	Other Reserves RM'000	Treasury Shares RM'000	Retained Earnings RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 January 2008	583,012	927,674	349,504	(224,028)	(477,185)	7,029,984	8,188,961	7,741	8,196,702
Foreign exchange differences recognised directly in equity	-	-	-	(72,565)	-	-	(72,565)	-	(72,565)
Available-For-Sale Financial Asset - Fair value movement	-	-	(515,759)	-	-	-	(515,759)	-	(515,759)
Net income and expenses recognised directly in equity	-	-	(515,759)	(72,565)	-	-	(588,324)	-	(588,324)
Profit for the financial period	-	-	-	-	-	681,642	681,642	(207)	681,435
Total recognised income and expenses for the financial period	-	-	(515,759)	(72,565)	-	681,642	93,318	(207)	93,111
Share based payments under ESOS	-	-	-	36	-	-	36	-	36
Issue of shares	4,248	102,422	-	-	-	-	106,670	-	106,670
Buy-back of shares	-	-	-	-	(77,192)	-	(77,192)	-	(77,192)
Appropriation: Final dividend declared for the year ended 31 December 2007	-	-	-	-	-	(152,553)	(152,553)	-	(152,553)
At 30 June 2008	587,260	1,030,096	(166,255)	(296,557)	(554,377)	7,559,073	8,159,240	7,534	8,166,774
At 1 January 2007	547,294	60,086	-	(69,367)	-	5,711,489	6,249,502	8,136	6,257,638
Foreign exchange differences recognised directly in equity	-	-	-	(54,447)	-	-	(54,447)	-	(54,447)
Decrease in equity portion of convertible bonds in associate	-	-	-	(6,474)	-	-	(6,474)	-	(6,474)
Net income and expenses recognised directly in equity	-	-	-	(60,921)	-	-	(60,921)	-	(60,921)
Profit for the financial period	-	-	-	-	-	543,480	543,480	(196)	543,284
Total recognised income and expenses for the financial period	-	-	-	(60,921)	-	543,480	482,559	(196)	482,363
Share based payments under ESOS	-	-	-	11	-	-	11	-	11
Issue of shares	25,565	621,920	-	-	-	-	647,485	-	647,485
Appropriation: Final dividend declared for the year ended 31 December 2006	-	-	-	-	-	(125,067)	(125,067)	-	(125,067)
At 30 June 2007	572,859	682,006	-	(130,277)	-	6,129,902	7,254,490	7,940	7,262,430

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Unaudited six months ended 30 June	
	2008	2007
	RM'000	RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**906,718**	724,446
Adjustments for:		
Depreciation of property, plant and equipment	**130,437**	117,955
Finance costs	**1,644**	6,590
Interest income	**(53,137)**	(33,825)
Share of results in jointly controlled entity and associate	**(453)**	62,853
Unrealised exchange loss/(gain)	**3,029**	(3,853)
Gain on disposal of long term investment	**(19,102)**	-
Gain on dilution of equity investment in associate	**-**	(63,210)
Other non-cash items and adjustments	**362**	1,786
	62,780	88,296
Operating profit before working capital changes	**969,498**	812,742
Net change in current assets	**(4,888)**	(104,739)
Net change in current liabilities	**(20,365)**	(2,472)
	(25,253)	(107,211)
Cash generated from operations	**944,245**	705,531
Net tax paid	**(120,895)**	(99,618)
Retirement gratuities paid	**(4,923)**	(890)
Other net operating receipts/(payments)	**528**	(546)
	(125,290)	(101,054)
Net Cash Flow From Operating Activities	**818,955**	604,477
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(142,334)**	(151,933)
Net proceeds from disposal of long term investment	**520,073**	-
Other investments	**54,845**	34,152
Net Cash Flow From Investing Activities	**432,584**	(117,781)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	**6,320**	18,085
Buy-back of shares	**(77,192)**	-
Repayment of borrowings	**-**	(45,832)
Interest paid	**-**	(2,857)
Other financing expenses	**(2)**	(22)
Net Cash Flow From Financing Activities	**(70,874)**	(30,626)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**1,180,665**	456,070
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	**3,051,751**	1,980,677
EFFECT OF CURRENCY TRANSLATION	**(510)**	(445)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**4,231,906**	2,436,302
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**2,790,943**	1,325,849
Money market instruments (included in short term investments)	**1,440,963**	1,110,453
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**4,231,906**	2,436,302

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

Part I: Compliance with Financial Reporting Standard ("FRS") 134

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The financial information for the six months ended 30 June 2008 have been reviewed by the Company's auditors in accordance with the International Standards on Review Engagements ("ISRE") 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2007. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2007.

In the current financial period, the Group adopted the following revised FRSs and IC interpretation which are applicable to financial statements for annual periods beginning on or after 1 January 2008 and are relevant to its operations:-

FRS 107	Cash Flow Statements
FRS 112	Income Taxes
FRS 118	Revenue
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets

Amendment to FRS 121_{2007} The Effects of Changes in Foreign Exchange Rates – Net Investment in Foreign Operation.

IC Interpretation 8 Scope of FRS 2

The above FRSs and IC interpretation do not have any significant financial impact for the Group for the financial period ended 30 June 2008 and corresponding period ended 30 June 2007. In respect of FRS 112, the Group will continue to recognise in the income statement, the tax impact arising from the investment tax allowances as and when it is utilised.

b) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

c) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group for the six months ended 30 June 2008.

d) Material Changes in Estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial quarter ended 30 June 2008 or that of prior financial years.

e) Changes in Debt and Equity Securities

i) The Company issued 3,126,000 new ordinary shares of 10 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the six months ended 30 June 2008 at the following exercise prices:

Exercise price (RM)	No. of options exercised during the six months ended 30 June 2008
1.700	80,000
1.898	630,000
2.134	20,000
2.064	2,396,000
	3,126,000

ii) The Company issued RM1.1 billion nominal value zero coupon convertible notes due in 2008 ("Notes") which are convertible at the option of the holders of the Notes into new ordinary shares of the Company at any time during the period beginning on and including 20 October 2006 and ending on 11 September 2008.

During the six months ended 30 June 2008, RM100.4 million of Notes were converted into 39.4 million new ordinary shares of 10 sen each of the Company. The balance of the Notes that remains outstanding as at 30 June 2008 is RM76.4 million.

iii) At the Annual General Meeting of the Company held on 23 June 2008, the shareholders of the Company had approved, amongst others,

(I) the proposed renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company; and

(II) the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting Berhad ("Genting") and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them, upon the purchase by the Company of its own shares pursuant to the renewal of the authority for the purchase of own shares ("Proposed Exemption").

On 2 July 2008, Genting informed the Company that Securities Commission ("SC") has, on 1 July 2008, approved the Proposed Exemption subject to the requirement that Genting and persons acting in concert with it must at all times disclose to the SC all acquisitions or purchases of the voting shares in the Company made by them in a 12-month period from 1 July 2008.

During the six months ended 30 June 2008, the Company had repurchased a total of 25,014,300 ordinary shares of 10 sen each of its issued share capital from the open market for a total consideration of RM77.2 million. The repurchased transactions were financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

f) Dividends Paid

No dividend has been paid for the six months ended 30 June 2008.

g) *Segment Information*

Segment analysis for the six months ended 30 June 2008 is set out below:

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue					
External	2,314,091	3,220	15,381	-	2,332,692
Inter segment	668	2,752	32,604	(36,024)	-
	2,314,759	5,972	47,985	(36,024)	2,332,692
Results					
Segment profit	838,416	(274)	16,630	-	854,772
Interest income					53,137
Finance cost					(1,644)
Share of result in jointly controlled entity					453
Profit before taxation					906,718
Taxation					(225,283)
Profit for the financial period					681,435

h) *Valuation of Property, Plant and Equipment*

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2007.

i) *Material Events Subsequent to the end of Financial Period*

There were no material events subsequent to the end of current financial period ended 30 June 2008 that have not been reflected in this interim financial report.

j) *Changes in the Composition of the Group*

There have been no material changes in the composition of the Group for the six months ended 30 June 2008.

k) *Changes in Contingent Liabilities or Contingent Assets*

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2007.

l) *Capital Commitments*

Capital commitments not provided for in the financial statements as at 30 June 2008 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements:	
- Contracted	96,635
- Not contracted	455,525
	552,160

Part II : Compliance with Appendix 9B of Bursa Securities Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		SIX MONTHS ENDED 30 JUNE		
	2Q2008 RM'Mil	2Q2007 RM'Mil	Var %	1Q2008 RM'Mil	Var %	2008 RM'Mil	2007 RM'Mil	Var %
Revenue								
Leisure & Hospitality	**1,228.4**	1,027.0	+20%	1,085.7	+13%	**2,314.1**	2,079.5	+11%
Property	**0.7**	0.9	-22%	2.5	-72%	**3.2**	2.3	+39%
Others	**11.7**	4.0	+>100%	3.7	+>100%	**15.4**	13.9	+11%
	1,240.8	1,031.9	+20%	1,091.9	+14%	**2,332.7**	2,095.7	+11%
Profit before tax								
Leisure & Hospitality	**467.1**	339.0	+38%	371.3	+26%	**838.4**	687.4	+22%
Property	**(1.1)**	0.2	->100%	0.9	->100%	**(0.2)**	0.8	->100%
Others - gain on disposal (*)	**19.1**	-	+>100%	-	+>100%	**19.1**	-	+>100%
- others	**(3.6)**	3.5	->100%	1.1	->100%	**(2.5)**	8.7	->100%
	481.5	342.7	+41%	373.3	+29%	**854.8**	696.9	+23%
Interest income	**29.5**	18.2	+62%	23.6	+25%	**53.1**	33.8	+57%
Finance cost	**-**	(3.1)	+100%	(1.6)	+100%	**(1.6)**	(6.6)	+76%
Share of results in jointly controlled entity and associate	**0.3**	31.2	-99%	0.1	+>100%	**0.4**	(62.9)	+>100%
Gain on dilution of equity investment in associate	**-**	-	-	-	-	**-**	63.2	-100%
	511.3	389.0	+31%	395.4	+29%	**906.7**	724.4	+25%

(*) This represents the gain on disposal of long term investment arising from foreign exchange translation.

The Group registered revenue of RM1,240.8 million and profit before tax of RM511.3 million for the current quarter. This is an increase of 20% and 31% respectively compared with the previous year's corresponding quarter. The increase in revenue is mainly attributable to better underlying performance in the leisure and hospitality segment arising primarily from better luck factor from the premium player business and higher volume of business. The higher profit before tax is mainly attributable to higher revenue in the leisure and hospitality business, gain on disposal of long term investment arising from foreign exchange translation and higher interest income.

The Group registered revenue of RM2,332.7 million and profit before tax of RM906.7 million for the six months ended 30 June 2008. The increase in revenue is mainly attributable to better underlying performance in the leisure and hospitality segment arising primarily from better luck factor from the premium player business and higher volume of business. The increase in profit before tax is mainly attributable to the following:

- higher profitability in the leisure and hospitality business;
- higher interest income;
- gain on disposal of long term investment arising from foreign exchange translation; and
- the Group no longer equity account for the results of Star Cruises Limited ("SCL") since 31 July 2007. The share of loss in SCL last year was RM62.9 million.

The effect of the above has been reduced by a gain on dilution of equity investment in SCL of RM63.2 million incurred last year.

2) *Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter*

The Group registered a profit before tax of RM511.3 million in the current quarter compared with RM395.4 million in the preceding quarter.

The higher profit before tax was mainly attributable to better underlying performance in the leisure and hospitality segment arising primarily from better luck factor from the premium player business and higher volume of business in the current quarter.

3) *Prospects*

Prospects for the leisure and hospitality industry in the second half of 2008 may be challenging. The continuing uncertain conditions and inflationary pressures will have an impact on overall consumer spending and may affect visitations to Genting Highlands Resort. Nevertheless, the Group will continue its focus on yield management and to maximise operational efficiency in all its business segments.

4) *Variance of Actual Profit from Forecast Profit*

The Group did not issue any profit forecast or profit guarantee for the year.

5) *Taxation*

Taxation charges for the current quarter and six months ended 30 June 2008 are as follows:

	Current quarter ended 30 June 2008 RM'000	Current financial year-to-date ended 30 June 2008 RM'000
Current taxation charge:		
Malaysian income tax charge	122,174	210,188
Deferred tax charge	5,036	9,499
	127,210	219,687
Prior years' taxation:		
Income tax (over)/under provided	(57)	5,596
	127,153	225,283

The effective tax rate of the Group for both the current quarter and current financial period before the adjustment of taxation in respect of prior years, is lower than statutory income tax rate mainly due to tax incentives claimed and non-taxable income generated during the current quarter and current financial period.

6) Profit on Sale of Unquoted Investments and/or Properties

The results for the six months ended 30 June 2008 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) Quoted Securities other than Securities in Existing Subsidiaries and Associates

(a) The dealings of quoted securities for the current quarter and six months ended 30 June 2008 were as follows:

	Current quarter	**Six months ended 30 June 2008**
	RM'000	**RM'000**
Total sale proceeds	522,473	522,473
Gain on disposal arising from foreign exchange translation	19,102	19,102

(b) The details of the investments in quoted shares excluding subsidiaries as at 30 June 2008 are set out below:

	Available-For-Sale Financial Asset
	RM'000
Total investments at cost	1,195,076
Total investments at book value	957,021
Total investments at market value	957,021

8) Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed as at 20 August 2008.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 30 June 2008
		RM'000
Short term borrowings	Unsecured	76,350

As at 20 August 2008, RM997.0 million of the RM1.1 billion nominal value zero coupon convertible notes due in 2008 ("Notes") has been converted into new ordinary shares of the Company, whilst RM51.1 million of the Notes was paid in the form of cash.

The Notes will be maturing on 21 September 2008. All Notes outstanding on 19 September 2008 will be redeemed by the Company at 99.00% of their principal amount.

10) Off Balance Sheet Financial Instruments

There are no off balance sheet financial instruments as at 20 August 2008.

11) Changes in Material Litigation

There are no pending material litigations as at 20 August 2008.

12) Dividend Proposed or Declared

(a) (i) An interim dividend for the half year ended 30 June 2008 has been declared by the Directors.

(ii) The interim dividend for the period ended 30 June 2008 is 3.00 sen per ordinary share of 10 sen each, less 26% tax.

(iii) The interim dividend declared and paid for the previous year corresponding period ended 30 June 2007 was 2.88 sen per ordinary share of 10 sen each, less 27% tax.

(iv) The interim dividend shall be payable on 21 October 2008.

(v) Entitlement to the interim dividend:

A Depositor shall qualify for entitlement to the interim dividend only in respect of:

(I) Shares transferred into the Depositor's Securities Account before 4.00 p.m. on 30 September 2008 in respect of ordinary transfers; and

(II) Shares bought on the Bursa Malaysia on a cum entitlement basis according to the rules of the Bursa Malaysia.

(b) Total dividend payable for the current financial year-to-date is 3.00 sen per ordinary share of 10 sen each, less 26% tax.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and six months ended 30 June 2008 are as follows:

	Current quarter ended 30 June 2008	**Current financial year-to-date ended 30 June 2008**
	RM'000	**RM'000**
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	384,281	681,642

13) Earnings per share ("EPS")(Continued)

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and six months ended 30 June 2008 are as follow:

	Current quarter ended 30 June 2008	Current financial year-to-date ended 30 June 2008
	Number of shares	Number of shares
Weighted average number of ordinary shares in issue (*) (used as denominator for the computation of Basic EPS)	5,741,262,062	5,728,868,126
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	14,350,711	16,722,509
Adjustment for shares issuable arising from the conversion of Convertible Notes	30,418,327	46,064,091
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	5,786,031,100	5,791,654,726

(*) The weighted average number of ordinary shares of RM0.10 each in issue during the current quarter ended 30 June 2008 excludes the weighted average treasury shares held by the Company.

14) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2007 was not qualified.

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD
27 August 2008

BURSA MALAYSIA

Entitlements (Notice of Book Closure)

Initiated by **RESORTS WORLD - COMMON** on **27/08/2008 10:26:38 AM**
Ownership transfer to **RESORTS WORLD** on **27/08/2008 02:31:14 PM**
Submitted by **RESORTS WORLD** on **27/08/2008 06:44:38 PM**
Reference No **RW-080827-D6CB2**
Form Version V3.0

Submitted

SEC Mail
Mail Processing
Section
SEP 02 2008
Washington, DC
106

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company		
Entitlement date *	30/09/2008	
Entitlement time *	04:00:00 PM	
Entitlement subject *	Interim Dividend	
Entitlement description *	Interim Dividend of 3 sen less 26% tax per ordinary share of RM0.10 each	
Period of interest payment		to
Financial Year End	31/12/2008	
Share transfer book & register of members will be closed from		to
(both dates inclusive) for the purpose of determining the entitlements		
Registrar's name ,address, telephone no *	GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur Tel : 03-21782266	
Payment date	21/10/2008	
A depositor shall qualify for the entitlement only in respect of:		
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *	30/09/2008	
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit		
c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.		
Number of new shares/securities issued (units) (If applicable)		
Entitlement indicator *	RM	
Entitlement in RM (RM) *	0.03	
Remarks		

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **27/08/2008 03:55:47 PM**
Ownership transfer to **RESORTS WORLD** on **27/08/2008 03:55:52 PM**
Submitted by **RESORTS WORLD** on **27/08/2008 06:44:37 PM**
Reference No **RW-080827-B8F48**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	RESORTS WORLD BHD
* **Stock name**	RESORTS
* **Stock code**	4715
* **Contact person**	MS LOH BEE HONG
* **Designation**	COMPANY SECRETARY
* **Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * **Announcement**

Subject *: RESORTS WORLD BHD ("RWB" OR THE "COMPANY")
ADDITIONAL ESTIMATED VALUE OF RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
1. INTRODUCTION

The Company had on 2 September 2004 announced the Recurrent Related Party Transactions of a revenue or trading nature, which are necessary for the day-to-day operations of RWB Group with Genting International PLC ("GIPLC"), an indirect subsidiary of Genting Berhad, the company which currently owns 48.33% equity interest in RWB ("Recurrent Transactions"), in respect of the International Sales Agreement and the International Marketing Agreement entered into between RWB and GIPLC on 1 September 2004 for the provision to RWB by GIPLC of international sales and international marketing services for the Genting Highlands Resort owned by the RWB Group for a period of 5 years commencing 1 September 2004 and terminating on 31 August 2009 at an estimated value of RM164,000,000/-.

The estimated value of the Recurrent Transactions is likely to exceed the value previously announced on 2 September 2004.

2. DETAILS OF THE RECURRENT TRANSACTIONS

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services.

RWB Group in the ordinary course of business enter into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of RWB. Such Recurrent Transactions have been carried out or will be carried out on an arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The additional estimated value of the Recurrent Transactions is disclosed in Table 1.

3. FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and are not expected to have a material effect on the net assets per share and earnings per share of the RWB Group.

4. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The interests of the Directors of RWB in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent Transactions.

5. DIRECTORS' RECOMMENDATION

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best

interests of the Company.

Yours sincerely
RESORTS WORLD BHD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
2H2008 Bursav4.doc

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Details of Recurrent Related Party Transactions are as follows: -

Table 1

Item No	Transacting Parties	Nature of relationship	Nature of Transactions	Additional estimated value of Recurrent Transactions compared to the previously announced value on -2/9/2004 (RM'000)
1.	Resorts World Bhd and Genting International PLC ("GIPLC")/ Genting International Management Limited ("GIML")	GIPLC is a 50.44% owned subsidiary of Genting Overseas Holdings Limited ("GOHL"), which in turn is a wholly-owned subsidiary of Genting Berhad ("GB"). GB owns 48.33% equity interest in RWB (as at 26th August 2008) and direct 4.03% equity interest in GIPLC. GIML is a wholly-owned subsidiary of GIPLC. Tan Sri Lim Kok Thay - chairman and chief executive, shareholder and share option holder of both RWB and GB. - executive chairman, shareholder and share option holder of GIPLC. - executive chairman of GIML. - director of GOHL. - director of Golden Hope Limited ("GHL"); and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which GHL is acting as its trustee, by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. GHL as trustee of the GHUT is a substantial (6.1%) shareholder of GIPLC. - director of Kien Huat Realty Sdn Bhd ("KHR") and has a deemed interest in KHR by virtue of being a beneficiary of a discretionary trust which owns non-voting preference shares in KHR. KHR through its wholly-owned subsidiaries indirectly owns 2.8% equity interest in GIPLC.	Provision to RWB by GIPLC/GIML, of international sales services for the Genting Highlands Resort owned by the RWB Group for a period of 5 years from 1 September 2004 to 31 August 2009. With effect from 1 July 2006, the aforesaid international sale services provided by GIPLC were assigned to GIML.	80,000

Date: 27/08/2008

Item No	Transacting Parties	Nature of relationship	Nature of Transactions	Additional estimated value of Recurrent Transactions compared to the previously announced value on -2/9/2004 (RM'000)
		Tun Mohammed Hanif bin Omar - deputy chairman, shareholder and share option holder of both GB and RWB. - share option holder of GIPLC. Tan Sri Alwi Jantan - executive director, shareholder and share option holder of RWB - share option holder of GIPLC. Mr Quah Chek Tin - non-independent, non-executive director and shareholder of RWB. - non-independent, non-executive director, shareholder and share option holder of GB. - share option holder of GIPLC. Tan Sri Dr. Lin See Yan - independent non-executive director of both GB and RWB. - shareholder of RWB. - share option holder of GIPLC. Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman - independent non-executive director of RWB. - share option holder of GIPLC. Tan Sri Datuk Clifford Francis Herbert - independent non-executive director of RWB. - share option holder of GIPLC. General (R) Tan Sri Dato' Seri Mohd Zahidi bin Hj Zainuddin - independent non-executive director of RWB. - share option holder of GIPLC.		

Date: 27/08/2008

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

8 August 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad on behalf of the Company dated 7 August 2008, in respect of the maturity of RM1.1 billion nominal value 2-year convertible notes due 2008 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Reference No **MM-080807-56244**

Submitting Merchant Bank	: CIMB INVESTMENT BANK BERHAD
Company Name	: **RESORTS WORLD BHD**
Stock Name	: RESORTS
Date Announced	: 07/08/2008

Type	: Announcement
Subject	: RESORTS WORLD BHD ("RESORTS WORLD") Maturity of RM1.1 billion nominal value 2-year convertible notes due 2008 ("Notes")
Contents	: We refer to the announcement dated 21 September 2006 in relation to the issuance of the Notes. On behalf of Resorts World's Board of Directors, we wish to announce that the Notes will be maturing on 21 September 2008. In accordance with Clause 8.1 of the Terms and Conditions of the Notes, all Notes outstanding on 19 September 2008 (being the business day immediately preceding the maturity date of the Notes on 21 September 2008) will be redeemed in cash by Resorts World at 99.00% of their principal amount. As at 30 June 2008, the balance of the Notes that remains outstanding is RM76,350,000. This announcement is dated 7 August 2008.

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

17 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Status Report on Resorts World Bhd's ("RWB") ADR Programme as of 30 June 2008 for filing pursuant to exemption no. 82-3229 granted to RWB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

RESORTS WORLD BHD. ("RWB")

AMERICAN DEPOSITORY RECEIPT PROGRAMME OF RWB (REGISTERED AS LEVEL I AMERICAN DEPOSITARY RECEIPT

STATUS REPORT AS OF 30 JUNE 2008

	Number	Name	Percentage of securities against issued and paid-up capital of RWB
Custodian	1	Citibank Berhad, Kuala Lumpur (Local Custodian)	
Securities	2,907,825		0.05%

END